PERTH, AUSTRALIA 14 November 2005
Title Open Briefing. Orbital Corp. CEO & CFO on BRP
Plant Acquisition

Record of interview

corporatefile.com.au
Orbital Corporation Limited recently announced an agreement by Synerject, your US based 50 50 joint venture with Siemens VDO Automotive, to acquire the engine management modules facility of Bombardier
Recreational Products BRP in Delavan in the US state of Wisconsin.
What is the rationale behind this acquisition.

CEO Rod Houston
The facility is complementary to Synerjects core business of manufacturing and supplying engine management modules for the non automotive market. It will bring a significant increase in revenue and make a material contribution to Synerjects growth. We also believe Synerject can overlay its production experience adding value to this facility.

The acquisition will diversify Synerjects customer base and the increased scale of the business should improve the confidence of other customers and assist in winning new business.

corporatefile.com.au
The plant supplies fuel injectors and engine management modules for BRPs Johnson and Evinrude outboard engines. To what extent do these products compete directly with Synerjects existing products.

CEO Rod Houston
These products have application in Synerjects existing marine market, however they have their own customer loyalties so we see this as additional rather than competing business. Synerject will actively support existing and new products and sees growth prospects for all business segments.

corporatefile.com.au
Following the acquisition, what will be Synerjects position with regards to use of BRPs ETEC direct injection technology.

CEO Rod Houston
The transaction involves only assets relating to the manufacture of the fuel injectors and engine management modules. There will be no transfer of intellectual property rights for ETEC to Synerject. Synerject continues to have the exclusive rights to the OCP system and this continues to be a key focus of Synerject.

corporatefile.com.au
Synerject had revenue of USD42 million in the year ended June 2005 and the Delavan facility is expected to immediately increase turnover by more than USD15 million on an annualised basis. You have also noted opportunities to grow revenue from the facility going forward. What are the growth opportunities and to what extent are they provided for under the long term supply contracts Synerject will enter into with BRPs Johnson Evinrude division

CEO Rod Houston
BRPs ETEC volume sales are increasing as it switches more and more of its Johnson and Evinrude outboards away from the traditional carburettor engines. Hence there are very good growth opportunities for this facility and Synerject as it keeps pace with this change over.

corporatefile.com.au
Over the medium term you expect the facility to achieve profit margins consistent with those of Synerjects current business, which on the 2005 result had a net profit margin of about 9 percent. In which specific areas do you expect to improve the facilitys earnings performance.

CFO Keith Halliwell
There is a number of areas where we see improvements going forward. The first being increased sales and therefore improved overhead recovery. The second area is purchasing price reductions through utilising Synerjects supply arrangements. We also believe we can introduce some of Synerjects production experience, which will help improve the performance of the plant.

corporatefile.com.au
Synerject booked an after tax profit of USD3.9 million in the 2005 financial year and you expect the acquisition to make a positive contribution to Synerjects earnings from day one. What is the expected profit contribution in the current year ending June 2006 and in the first full year post acquisition, i.e., the 2007 financial year

CFO Keith Halliwell
We do not expect any significant profit contribution in the current financial year, with the immediate focus on successful integration.
In 2007 we would expect double digit sales growth and look for the improvements we talked about coming through to the bottom line.
It is difficult to put a figure on it but we would expect the profit impact, compared with Synerjects present level of business, to be significant.

corporatefile.com.au
At your recent AGM you indicated that Synerject would be adversely affected in the current year by a major customers decision to run down its inventories of Synerject products and by cash costs relating to product upgrades. In light of the Delavan plant acquisition, what are Synerjects expected earnings for the current year.

CFO Keith Halliwell
Despite the customer inventory reductions and product upgrade expense we still expect Synerject to make a healthy contribution to our results this year.

corporatefile.com.au
Synerjects investment in the Delavan facility will equate to the business working capital assets. How will Synerject fund the acquisition and how will it impact Synerjects debt repayment schedule?

CFO Keith Halliwell
Synerject has sufficient cash on hand to support the working capital needs of this expanded business and also meet the requirements of its present debt reduction program.

corporatefile.com.au
At your AGM you said your strategic goal for Synerject is to grow annual sales to over USD200 million by 2010. Following the Delavan plant acquisition can Synerject achieve this goal via organic growth What further developments will be necessary for it to reach the target

CEO Rod Houston
We expect Synerjects growth to come from a mixture of organic growth and growth by acquisition. We also see that some of the major growth opportunities will be in India and China and these are already being investigated by Synerject. As I indicated at the AGM, Synerject is already investigating the potential start up of manufacturing capacity in China for its future products.


corporatefile.com.au
Thank you Rod and Keith.


ENDS
Orbital is an international developer of engine and related technologies,providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http www.orbitalcorp.com.au
Australia  Rod Houston
Chief Executive Officer
Tel  61 8 9441 2462 USA Tel 1 810 245 0621